Filed Pursuant to Rule 424(b)(5)
Registration No. 333-184647

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Maximum offering price per share(2)	Maximum aggregate offering price(2)	Amount of registration fee
Units representing limited liability company interests	18,400,000	$11.79	$216,936,000	$25,208

(1)	Includes units subject to an option granted by the Registrant to the underwriters.

(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To prospectus dated September 4, 2014)

16,000,000 Units

Representing Limited Liability Company Interests

We are offering 16,000,000 units representing limited liability company interests of Linn Energy, LLC. Our units are listed on The NASDAQ Global Select Market under the symbol “LINE.” The last reported sale price of our units on NASDAQ on May 18, 2015 was $12.41 per unit.

Investing in our units involves risk. Please read “Risk Factors” beginning on page S-10 of this prospectus supplement and page 2 of the accompanying prospectus and in the documents incorporated by reference carefully before you make your investment decision. Limited liability companies are inherently different from corporations.

	Per Unit	Total
Public Offering Price	$11.79	$188,640,000
Underwriting Discounts	$0.47	$7,545,600
Proceeds to LINN Energy (before expenses)	$11.32	$181,094,400

We have granted the underwriters a 30-day option to purchase up to an additional 2,400,000 units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the units to purchasers on or about May 22, 2015 through the book-entry facilities of the Depository Trust Company.

Joint Book-Running Managers

RAYMOND JAMES	BofA MERRILL LYNCH	BARCLAYS

CITIGROUP	CREDIT SUISSE	J.P. MORGAN

MORGAN STANLEY		RBC CAPITAL MARKETS

Senior Co-Managers

STIFEL	BAIRD	SCOTIA HOWARD WEIL

Co-Managers

JANNEY MONTGOMERY SCOTT	LADENBURG THALMANN	MLV & CO.

BBVA	CIBC	DREXEL HAMILTON	ING

The date of this prospectus supplement is May 19, 2015.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which provides more general information. Generally, when we refer to the “prospectus,” we are referring to both parts combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, you should rely on the information in this prospectus supplement. Before you invest in our units, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, the documents we incorporate by reference and any free writing prospectus prepared by or on behalf of us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date on its front cover. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of such documents. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell or the solicitation of an offer to buy any securities other than the units offered hereunder, nor does this prospectus supplement or the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein contain forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;

•	acquisition strategy;

•	financial strategy;

•	effects of legal proceedings;

•	ability to maintain or grow distributions;

•	drilling locations;

•	oil, natural gas and natural gas liquids (“NGL”) reserves;

•	realized oil, natural gas and NGL prices;

•	production volumes;

•	capital expenditures;

•	economic and competitive advantages;

•	credit and capital market conditions;

•	regulatory changes;

•	lease operating expenses, general and administrative expenses and development costs;

S-ii

•	future operating results, including results of acquired properties;

•	plans, objectives, expectations and intentions; and

•	integration of acquired businesses and operations, which may take longer than anticipated, may be more costly than anticipated as a result of unexpected factors or events and may have an unanticipated adverse effect on our business.

All of these types of statements, other than statements of historical fact included or incorporated by reference in this prospectus supplement and the accompanying prospectus, are forward-looking statements. These forward-looking statements may be found in the “Summary,” “Risk Factors,” and other sections of this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect management’s best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. We caution all readers that the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the events they describe will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in this prospectus supplement and in the reports and other information we file with the Securities and Exchange Commission (“SEC”), including those set forth under Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2014. All forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

S-iii

SUMMARY

This summary highlights information included or incorporated by reference in this prospectus supplement. It does not contain all of the information that you should consider before making an investment decision. We urge you to read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the historical financial statements and pro forma financial information and notes thereto incorporated by reference. Please read “Risk Factors” in this prospectus supplement, the accompanying prospectus and our Annual Report on Form 10-K for the year ended December 31, 2014 for more information about important risks that you should consider before investing in the units. DeGolyer and MacNaughton (“D&M”), independent petroleum engineers, provided the estimates of our proved oil and natural gas reserves as of December 31, 2012, 2013 and 2014 incorporated by reference into this prospectus supplement.

As used in this prospectus supplement or the accompanying prospectus, unless the context otherwise requires or indicates, references to “we,” “our,” “ours,” “us,” and “LINN Energy” refer to Linn Energy, LLC and its subsidiaries, collectively.

Our Company

We are a publicly traded, independent oil and natural gas company focused on the development and acquisition of long-life oil and natural gas properties, which complement our asset profile in various producing basins within the U.S. Our properties are located in eight operating regions in the U.S.:

•	Rockies, which includes properties located in Wyoming (Green River, Washakie and Powder River basins), Utah (Uinta Basin), North Dakota (Williston Basin) and Colorado (Piceance Basin);

•	Hugoton Basin, which includes properties located in Kansas, the Oklahoma Panhandle and the Shallow Texas Panhandle;

•	California, which includes properties located in the San Joaquin Valley and Los Angeles basins;

•	TexLa, which includes properties located in east Texas and north Louisiana;

•	Mid-Continent, which includes Oklahoma properties located in the Anadarko and Arkoma basins, as well as waterfloods in the Central Oklahoma Platform;

•	Permian Basin, which includes properties located in west Texas and southeast New Mexico;

•	Michigan/Illinois, which includes properties located in the Antrim Shale formation in north Michigan and oil properties in south Illinois; and

•	South Texas.

Our estimated proved reserves at December 31, 2014, were approximately 7,304 Bcfe, of which approximately 28% were oil, 58% were natural gas and 14% were natural gas liquids (“NGL”). Approximately 80% of our total estimated proved reserves were classified as proved developed, with a total standardized measure of discounted future net cash flows of approximately $12.5 billion (which should not be construed as the market value of such reserves). At December 31, 2014, we operated 19,591, or approximately 71%, of our 27,738 gross productive wells and had an average proved reserve-life index of approximately 17 years, based on the December 31, 2014 reserve reports and year-end 2014 production.

The following table sets forth certain information with respect to our proved reserves as of December 31, 2014 and average daily production for the three months ended March 31, 2015.

Region	Proved Reserves (Bcfe)(1)	% Natural Gas	% Proved Developed	Average Daily Production For The Three Months Ended March 31, 2015 (MMcfe/d)
Rockies	2,089	64%	65%	424
Hugoton Basin	2,074	72%	83%	247
California	1,074	1%	74%	191
TexLa	661	96%	100%	78
Mid-Continent	606	52%	99%	102
Permian Basin	372	18%	70%	94
Michigan/Illinois	325	97%	100%	31
South Texas	103	74%	100%	34

Total	7,304	58%	80%	1,201

(1)	In accordance with SEC regulations, proved reserves at December 31, 2014 were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.

Our Competitive Strengths and Our Strategy

Our Competitive Strengths

We believe the following strengths provide us with significant competitive advantages:

Large and High Quality Asset Base with a Long Reserve Life. Our reserve base is characterized by lower geologic risk and well-established production histories and exhibits low production decline rates. Based on our total proved reserves at December 31, 2014, and year-end 2014 production, we had an average proved reserve-life index of approximately 17 years. Approximately 80% of our proved reserves were classified as proved developed. Our proved reserves were also diversified by product with approximately 28% oil, 58% natural gas and 14% NGL.

Significant Inventory of Lower-Risk Development Opportunities. We have a significant inventory of projects in our core areas that we believe will support our development activity. At December 31, 2014, we had approximately 10,885 identified drilling locations, of which approximately 2,778 were proved undeveloped drilling locations and the remainder were unproved drilling locations. During the year ended December 31, 2014, we drilled a total of 918 gross wells with an approximate 99% success rate. During the three months ended March 31, 2015, we drilled a total of 196 gross wells all of which were successful.

Significant Scale of Operations in Multiple U.S. Producing Areas. We have established large scale operations in numerous mature U.S. producing areas, including the Rockies region, which includes large positions in Wyoming and Utah, the Hugoton Basin located in Kansas and the Oklahoma and Texas Panhandles, and the San Joaquin and Los Angeles basins in California. The large scale of our operations allows us to efficiently optimize production, minimize operating costs and more effectively drill repeatable, lower-risk development wells. Furthermore, we own integrated gathering and transportation infrastructure in many of our operating areas, which lowers our costs and enhances the value of our production.

Extensive, Multi-Year Commodity Hedging Program. We use financial derivative instruments to reduce exposure to fluctuations in the prices of oil and natural gas. By removing a significant portion of the price volatility associated with future production, we expect to mitigate, but not eliminate, the potential effects of variability in cash flow from operations due to fluctuations in commodity prices. These instruments are primarily in the form of swap contracts and put options. In addition, we assumed certain oil collar contracts as part of the 2013 acquisition of Berry Petroleum Company, now Berry Petroleum Company, LLC (“Berry”). A swap contract specifies a fixed price that we will receive from the counterparty as compared to floating market prices, and on the settlement date we will receive or pay the difference between the swap price and the market price. A put option is designed to provide a fixed price floor with the opportunity for upside, and requires us to pay the counterparty a premium equal to the fair value of the option at the purchase date and receive from the counterparty the excess, if any, of the fixed price floor over the market price at the settlement date. We do not currently hedge the portion of natural gas production used to economically offset natural gas consumption related to our heavy oil development operations in California. We have hedge positions in place through 2017 and 2018 for oil and natural gas, respectively.

High Percentage of Operated Properties. For the year ended December 31, 2014, approximately 86% of our production came from wells over which we had operating control. For the three months ended March 31, 2015, approximately 83% of our production came from wells over which we had operating control. Maintaining control of our properties allows us to use our technical and operational expertise to manage overhead, production, drilling costs and capital expenditures and to control the timing of development activities.

Our Strategy

Our primary goal is to provide stability and growth of distributions for the long-term benefit of our unitholders. The following is a summary of the key elements of our business strategy:

•	grow through acquisition of long-life, high quality properties;

•	efficiently operate and develop acquired properties; and

•	reduce cash flow volatility through hedging.

Our business strategy is discussed in more detail below.

Grow Through Acquisition of Long-Life, High Quality Properties. Our acquisition program targets oil and natural gas properties that we believe will be financially accretive and offer stable, long-life, high quality production with relatively predictable decline curves, as well as lower-risk development opportunities. We evaluate acquisitions based on rate of return, field cash flow, operational efficiency, reserve life, development costs and decline profile. As part of this strategy, we continually seek to optimize our asset portfolio, which may include the divestiture of noncore assets. This allows us to redeploy capital into projects to develop lower-risk, long-life and low-decline properties that are better suited to our business strategy.

Since January 1, 2010, we have completed 37 acquisitions of working and royalty interests in oil and natural gas properties and related gathering and pipeline assets. Total acquired proved reserves as of the acquisition dates were approximately 7.2 Tcfe with acquisition costs of approximately $1.66 per Mcfe. Estimates of proved reserves as of the acquisition dates were primarily prepared by the independent engineering firm, D&M. We finance acquisitions with a combination of funds from equity and debt offerings, bank borrowings and net cash provided by operating activities. In addition, we completed two exchanges of properties during the year ended December 31, 2014.

Efficiently Operate and Develop Acquired Properties. We have organized the operation of our acquired properties into defined operating regions to minimize operating costs and maximize production and capital efficiency. We maintain a large inventory of drilling and optimization projects within each region to achieve organic growth from our capital development program. We generally seek to be the operator of our properties so that we can develop drilling programs and optimization projects intended to not only replace production, but add value through reserve and production growth and future operational synergies. The development program is focused on lower-risk, repeatable drilling opportunities to maintain and/or grow net cash provided by operating activities. Many of our wells are completed in multiple producing zones with commingled production and long economic lives. In addition, we seek to deliver attractive financial returns by leveraging our experienced workforce and scalable infrastructure. For 2015, we estimate our total capital expenditures, excluding acquisitions, will be approximately $600 million, including approximately $520 million related to our oil and natural gas capital program and approximately $40 million related to plant and pipeline capital. This estimate is under continuous review and is subject to ongoing adjustments. We expect to fund these capital expenditures primarily with net cash provided by operating activities.

Reduce Cash Flow Volatility Through Hedging. An important part of our business strategy includes hedging a significant portion of our forecasted production to reduce exposure to fluctuations in the prices of oil and natural gas and provide long-term cash flow predictability to manage our business, service debt and pay distributions. The current direct NGL hedging market is constrained in terms of price, volume, duration and number of counterparties, which limits our ability to effectively hedge our NGL production. As a result, currently, we directly hedge only our oil and natural gas production. We also hedge our exposure to natural gas differentials in certain operating areas but do not currently hedge exposure to oil differentials. By removing a significant portion of the price volatility associated with future production, we expect to mitigate, but not eliminate, the potential effects of variability in net cash provided by operating activities due to fluctuations in commodity prices.

Commodity hedging transactions are entered into with respect to a portion of our projected production to provide an economic hedge of the risk related to the future commodity prices received. We do not enter into derivative contracts for trading purposes. We enter into commodity hedging transactions primarily in the form of swap contracts that are designed to provide a fixed price and, from time to time, put options that are designed to provide a fixed price floor with the opportunity for upside. In addition, as part of the 2013 acquisition of Berry, we assumed certain derivative contracts that Berry had entered into prior to the acquisition date, including swap contracts, collars and three-way collars.

We maintain a substantial portion of our hedges in the form of swap contracts. From time to time, we have chosen to purchase put option contracts primarily in connection with acquisition activity to hedge volumes in excess of those already hedged with swap contracts. Put options require the payment of a premium, which we pay in cash at the time of execution and no additional amounts are payable in the future under the contracts. The appropriate level of production to be hedged is an ongoing consideration and is based on a variety of factors, including current and future expected commodity market prices, cost and availability of put option contracts, the level of acquisition activity and our overall risk profile, including leverage and size and scale considerations. As a result, the appropriate percentage of production volumes to be hedged may change over time.

In certain historical periods, we paid an incremental premium to increase the fixed price floors on existing put options because we typically hedge multiple years in advance and in some cases commodity prices had increased significantly beyond the initial hedge prices. As a result, we determined that the existing put option strike prices did not provide reasonable downside protection in the context of the current market.

In addition, we may from time to time enter into derivative contracts in the form of interest rate swaps to minimize the effects of fluctuations in interest rates. Currently, we have no outstanding interest rate swaps.

Recent Developments

Reduction of 2015 Oil and Natural Gas Capital Budget and Distribution

In February 2015, our Board of Directors approved a revised 2015 budget which includes a 61% total reduction in total capital expenditures to approximately $600 million, from approximately $1.6 billion spent in 2014, and includes approximately $520 million related to our oil and natural gas capital program. The 2015 budget contemplates significantly lower commodity prices as compared to 2014. In January 2015, we reduced our distribution to $1.25 per unit, from the previous level of $2.90 per unit, on an annualized basis. The reduction of the 2015 budget and the distribution was intended to solidify our financial position and allow us to regain a useful cost of capital.

Alliance with GSO Capital Partners

In January 2015, we announced that we signed a non-binding letter of intent with private capital investor GSO Capital Partners LP (“GSO”) to fund oil and natural gas development (“DrillCo”). Subject to final documentation, funds managed by GSO and its affiliates have agreed to commit up to $500 million with 5-year availability to fund drilling programs on locations provided by us. Subject to certain conditions, GSO will fund 100% of the costs associated with new wells drilled under the DrillCo agreement and is expected to receive an 85% working interest in these wells until it achieves a 15% internal rate of return on annual groupings of wells, while we are expected to receive a 15% carried working interest during this period. Upon reaching the internal rate of return target, GSO’s interest will be reduced to 5%, while our interest will increase to 95%.

We are currently in negotiations with GSO on definitive documentation and an initial drilling plan for DrillCo. We anticipate completing negotiations on documentation during the second quarter of 2015. The DrillCo agreement is subject to final negotiations and GSO’s and our approval, and as such, there can be no assurance that an agreement will be reached on the terms set forth in the letter of intent or at all.

Alliance with Quantum Energy Partners

In March 2015, we announced that we signed a non-binding letter of intent with private capital investor Quantum Energy Partners (“Quantum”) to fund selected future oil and natural gas acquisitions and development of those acquired assets (“AcqCo”). Subject to final documentation, Quantum has agreed to initially commit up to $1 billion of equity capital to fund acquisitions and development of oil and natural gas assets. We will have the ability to participate in all acquisition opportunities with a direct working interest ranging from 15% to 50%. We will manage AcqCo assets in exchange for a reimbursement of general and administrative expenses. Additionally, after certain investor return hurdles are met, we will have the ability to earn a promoted interest in AcqCo. Upon the sale of any assets within AcqCo, we will be given right of first offer to acquire those assets.

We are currently in negotiations with Quantum on definitive documentation. We anticipate completing negotiations on documentation during the second quarter of 2015. The AcqCo agreement is subject to final negotiations and Quantum’s and our approval, and as such, there can be no assurance that an agreement will be reached on the terms set forth in the letter of intent or at all.

Financing Activities

The spring 2015 semi-annual borrowing base redetermination of our Sixth Amended and Restated Credit Agreement (“Amended Credit Facility”) and Berry’s Second Amended and Restated Credit Agreement (“Berry Credit Facility”) was completed in May 2015. Effective May 12, 2015 the borrowing base under the Amended Credit Facility decreased from $4.5 billion to $4.05 billion and the borrowing base under the Berry Credit Facility decreased from $1.4 billion to $1.2 billion as a result of lower commodity prices. In connection with the reduction in Berry’s borrowing base, we borrowed $250 million under our Amended Credit Facility, which we contributed to Berry to post as restricted cash with Berry’s lenders. Berry deposited the $250 million in a security account with the administrative agent that is subject to a security control agreement. Berry’s ability to withdraw funds from this account is subject to concurrent reduction of the borrowing base under the Berry Credit Facility or lender consent in connection with a redetermination of such borrowing base. The $250 million may be used to satisfy obligations under the Berry Credit Facility or may be returned to us in the future if commodity prices improve.

During the year through May 15, 2015, under our equity distribution agreement, we issued and sold 3,621,983 units representing limited liability company interests at an average unit price of $12.37 for net proceeds of approximately $44 million (net of approximately $448,000 in commissions). We used the net proceeds for general corporate purposes, including funding a portion of the open market repurchases of some of Berry’s and our senior notes. As of May 15, 2015, units totaling approximately $455 million in aggregate offering price remained available to be issued and sold under the agreement. In addition, LinnCo, LLC (“LinnCo”) has the authority to sell up to $500 million of its shares representing limited liability company interests (“LinnCo shares”) under an at-the-market offering program. Sales of LinnCo shares, if any, will be made under an equity distribution agreement by means of ordinary brokers’ transactions, through the facilities of the NASDAQ Global Select Market, any other national securities exchange or facility thereof, a trading facility of a national securities association or an alternate trading system, to or through a market maker or directly on or through an electronic communication network, a “dark pool” or any similar market venue, at market prices, in block transactions, or as otherwise agreed with a sales agent. LinnCo expects to use the net proceeds from any sale of the LinnCo shares to purchase additional LINN Energy units. As of May 15, 2015, no LinnCo shares had been sold under the program.

In addition, during the year through May 15, 2015, we repurchased on the open market approximately $184 million in principal amount of Berry’s and our senior notes at a cost of approximately $165 million. See “Capitalization.”

Commodity Derivatives

In April 2015, we entered into additional oil swaps for 2015. Including these hedges, as of May 1, 2015, we had oil swaps of approximately 10,475 MBbls at an average price of approximately $86.93 per Bbl for May 2015 through December 2015. Our expected natural gas and oil production is hedged approximately 100 percent and 90 percent, respectively, for the remainder of 2015.

Our LLC Structure

Our company began operations in March 2003, and we formed Linn Energy, LLC as a Delaware limited liability company in April 2005. We are a holding company whose subsidiaries conduct our operations and own our operating assets. Linn Energy, LLC has no significant assets or contractual liabilities, other than obligations under our Amended Credit Facility and our existing senior notes due May 2019, November 2019, April 2020, February 2021 and September 2021, which we refer to collectively as our “Existing Senior Notes.” Except as noted above, our subsidiaries hold substantially all of our assets and incur substantially all of our liabilities. Berry is the issuer of its senior notes due November 2020 and September 2022 and has its own credit facility and is not a guarantor of the Existing Senior Notes. We own, directly or indirectly, all of the ownership interests in our operating subsidiaries. Linn Energy Holdings, LLC directly or indirectly owns all of our interests in oil and natural gas properties, other than those owned by Berry, and Linn Operating, Inc. employs all of our employees.

Our principal executive offices are located at 600 Travis, Suite 4900, Houston, Texas 77002, and our main telephone number is (281) 840-4000. Our internet address is www.linnenergy.com. The information on or accessible through our website is not a part of this prospectus.

The Offering

Units Offered by Linn Energy, LLC	16,000,000 units, or 18,400,000 units if the underwriters exercise in full their option to purchase up to an additional 2,400,000 units.

Units Outstanding After the Offering(1)	355,247,091 units, or 357,647,091 units if the underwriters exercise in full their option to purchase up to an additional 2,400,000 units.

Price	$11.79 for each unit.

Use of Proceeds	We expect that we will receive net proceeds from this offering of approximately $181 million, or $208 million if the underwriters exercise in full their option to purchase additional units, in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay debt under our Amended Credit Facility, which debt was primarily incurred to fund the open market repurchases of our and Berry’s senior notes. See “Use of Proceeds” and “Capitalization.”

Timing of Distributions	We pay distributions on our units to unitholders of record on the applicable record date with respect to each quarter either (i) within 45 days after March 31, June 30, September 30 and December 31, or (ii) in three equal installments within 15, 45 and 75 days following the end of each such quarter.

Risk Factors	See “Risk Factors” for a discussion of certain factors that you should carefully consider before deciding to invest in the units. You should also carefully consider the information under the “Item 1A. Risk Factors” section contained in our Annual Report on Form 10-K for the year ended December 31, 2014.

NASDAQ Trading Symbol	LINE

(1)	Based on the number of units outstanding on May 15, 2015.

Summary Selected Historical Consolidated Financial Data

The following table shows our consolidated financial data for each of the years ended December 31, 2012, 2013 and 2014 and for the three months ended March 31, 2014 and 2015. The consolidated financial data for the years ended December 31, 2012, 2013 and 2014 is derived from our audited consolidated financial statements. The historical consolidated financial data for the three months ended March 31, 2014 and 2015 is derived from our unaudited consolidated financial statements.

You should read the following data in connection with, and the summary financial data presented below are qualified in their entirety by reference to, our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, where there is additional disclosure regarding the information in the following table. Our historical results are not necessarily indicative of results to be expected in future periods.

	At or for the Year Ended December 31,			At or for the Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
	(In thousands, except per unit amounts)
Statement of operations data:
Oil, natural gas and natural gas liquids sales	$1,601,180	$2,073,240	$3,610,539	$938,877	$450,569
Gains (losses) on oil and natural gas derivatives	124,762	177,857	1,206,179	(241,493)	424,781
Depreciation, depletion and amortization	606,150	829,311	1,073,902	267,801	215,014
Interest expense, net of amounts capitalized	379,937	421,137	587,838	133,813	143,101
Net loss	(386,616)	(691,337)	(451,809)	(85,337)	(339,160)
Net loss per unit:
Basic	(1.92)	(2.94)	(1.40)	(0.27)	(1.03)
Diluted	(1.92)	(2.94)	(1.40)	(0.27)	(1.03)
Distributions declared per unit	2.87	2.90	2.90	0.725	0.313
Weighted average units outstanding	203,775	237,544	328,918	328,329	330,642
Cash flow data:
Net cash provided by (used in):
Operating activities(1)	$350,907	$1,166,212	$1,711,890	$434,482	$374,703
Investing activities	(3,684,829)	(1,253,317)	(1,920,104)	(441,025)	(249,719)
Financing activities	3,334,051	138,033	157,852	22,686	(78,481)
Balance sheet data:
Total assets	$11,451,238	$16,504,964	$16,423,509		$15,920,175
Long-term debt	6,037,817	8,958,658	10,295,809		10,398,488
Unitholders’ capital	4,427,180	5,891,427	4,543,605		4,126,503

(1)	Net cash provided by operating activities for the year ended December 31, 2012 is net of payments made for commodity derivative premiums of approximately $583 million.

Summary Reserve and Operating Data

The following table presents summary unaudited operating data with respect to our production and sales of oil and natural gas for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
Average daily production:
Natural gas (MMcf/d)	349	443	572	481	651
Oil (MBbls/d)	29.2	33.5	72.9	71.2	62.8
NGL (MBbls/d)	24.5	29.7	33.5	32.5	28.8
Total (MMcfe/d)	671	822	1,210	1,104	1,201
Weighted average prices:(1)
Natural gas ($/Mcf)	$2.87	$3.62	$4.29	$5.23	$2.94
Oil ($/Bbl)	88.59	94.15	86.28	92.95	41.65
NGL ($/Bbl)	32.10	30.96	34.40	39.85	16.69
Expenses ($/Mcfe):
Lease operating expenses	$1.29	$1.24	$1.82	$1.95	$1.60
Transportation expenses	0.31	0.43	0.47	0.46	0.50
General and administrative expenses(2)	0.71	0.79	0.66	0.80	0.73
Depreciation, depletion and amortization	2.47	2.76	2.43	2.70	1.99
Taxes, other than income taxes	0.54	0.46	0.61	0.66	0.50

(1)	Does not include the effect of gains (losses) on derivatives.
(2)	General and administrative expenses for the years ended December 31, 2012, 2013 and 2014 include approximately $28 million, $37 million and $45 million, respectively, of non-cash unit-based compensation expenses. General and administrative expenses for the three months ended March 31, 2014, and March 31, 2015, include approximately $18 million and $17 million, respectively, of non-cash unit-based compensation expenses.

The following table presents summary information with respect to our estimated proved reserves as of December 31, 2012, 2013 and 2014. DeGolyer and MacNaughton, independent petroleum engineers, prepared the estimates of our proved reserves set forth below.

	As of December 31,
	2012	2013	2014
Estimated proved reserves:(1)
Natural gas (Bcf)	2,571	3,010	4,255
Oil (MMBbls)	191	366	342
NGL (MMBbls)	179	200	166
Total (Bcfe)	4,796	6,403	7,304
Percent proved developed reserves (%)	65	68	80
Estimated reserve life (in years)(2)	16	16	17
Standardized measure of discounted future net cash flows ($ in millions)(3)	$6,073	$11,899	$12,512

(1)	In accordance with SEC regulations, proved reserves at December 31, 2012, 2013 and 2014 were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.
(2)	Based on annualized average daily production for the fourth quarter for 2012 and 2013. Based on year-end 2014 production for 2014.
(3)	This measure is not intended to represent the market value of estimated reserves.

RISK FACTORS

An investment in our units involves risks. You should carefully consider all of the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference and provided under “Where You Can Find More Information,” including under “Risk Factors” in this prospectus supplement, the accompanying prospectus and our Annual Report on Form 10-K for the year ended December 31, 2014. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks described below, elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference.

If any of these risks actually were to occur, our business, financial condition, results of operations or cash flows could be affected materially and adversely. In that case, our ability to make distributions to our unitholders may be reduced, the trading price of our units could decline and you could lose all or part of your investment in, or fail to achieve the expected return on, the units.

Risks Relating to the Units

We may issue additional units without unitholder approval, which would dilute existing ownership interests.

We may issue an unlimited number of limited liability company interests of any type, including additional units and interests that rank senior to the units, without the approval of our unitholders.

The issuance of additional units or other equity securities may have the following effects:

•	an individual unitholder’s proportionate ownership interest in us may decrease;

•	the amount of cash available for distribution per unit may decrease;

•	the relative voting power of each previously outstanding unit may be reduced; and

•	the market price of the units may decline.

The market price of our units could be volatile due to a number of factors, many of which are beyond our control.

The market price of our units could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	the public’s reaction to our press releases, announcements and our filings with the SEC;

•	fluctuations in broader securities market prices and volumes, particularly among securities of oil and natural gas companies and securities of publicly traded limited partnerships and limited liability companies;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other oil and natural gas companies;

•	variations in the amount of our cash distributions;

•	future issuances and sales of our units; and

•	changes in general conditions in the U.S. economy, financial markets or the oil and natural gas industry, including the market price for commodities.

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our units.

USE OF PROCEEDS

We expect that we will receive net proceeds from this offering of approximately $181 million, or $208 million if the underwriters exercise in full their option to purchase additional units, in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay debt under our Amended Credit Facility, which debt was primarily incurred to fund the open market repurchases of our and Berry’s senior notes. See “Capitalization.”

As of March 31, 2015 we had total borrowings of approximately $2.475 billion outstanding under our Amended Credit Facility, including our senior secured term loan. At our election, borrowings under our Amended Credit Facility bear interest either at LIBOR plus an applicable margin ranging from 1.5% to 2.5% per annum, or the alternate base rate plus an applicable margin ranging from 0.5% to 1.5% per annum. The Amended Credit Facility matures in April 2019.

Affiliates of certain of the underwriters are lenders under our Amended Credit Facility and, accordingly, will receive substantially all of the net proceeds from this offering. Please read “Underwriting — Relationships and Conflicts of Interest”.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization at March 31, 2015:

•	on a historical basis, which included during the three months ended March 31, 2015: (i) open market repurchases of approximately $79 million in principal amount of our senior notes at a cost of approximately $70 million; and (ii) the sale of 1,328,192 units under our equity distribution agreement and the application of the net proceeds of approximately $16 million to fund a portion of the senior note repurchases, with the remainder funded from borrowings under our Amended Credit Facility;

•	as adjusted, giving effect to: (i) open market repurchases of approximately $105 million in principal amount of our senior notes at a cost of approximately $95 million; (ii) the sale of 2,293,791 units under our equity distribution agreement and the application of the net proceeds of approximately $29 million to fund a portion of the senior note repurchases, with the remainder funded from borrowings under our Amended Credit Facility; and (iii) borrowings under our Amended Credit Facility of $250 million for the posting of restricted cash on behalf of Berry in connection with the reduction in Berry’s borrowing base; and

•	as further adjusted for the sale of 16,000,000 units in this offering (assuming no exercise of the underwriters’ option to purchase additional units) at an offering price of $11.79 per unit and the application of the net proceeds from this offering to repay a portion of the borrowings outstanding under our Amended Credit Facility, including approximately $120 million of net borrowings associated with senior note repurchases.

The following table is unaudited and should be read together with “Use of Proceeds” and our historical financial statements and the related notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

	At March 31, 2015
	Historical	As Adjusted	As Further Adjusted for this Offering
	(In millions)

Cash and cash equivalents(1)	$48.3	$48.3	$48.3

Debt:
Amended Credit Facility	$1,975.0	$2,291.2	$2,110.5
Berry Credit Facility	1,173.2	1,173.2	1,173.2
Term loan	500.0	500.0	500.0
6.50% senior notes due May 2019	1,200.0	1,200.0	1,200.0
6.25% senior notes due November 2019	1,800.0	1,800.0	1,800.0
8.625% senior notes due April 2020	1,220.8	1,173.6	1,173.6
6.75% Berry senior notes due November 2020	300.0	275.2	275.2
7.75% senior notes due February 2021	1,000.0	994.0	994.0
6.50% senior notes due September 2021	650.0	650.0	650.0
6.375% Berry senior notes due September 2022	599.2	572.7	572.7
Net unamortized discounts and premiums	(19.7)	(19.7)	(19.7)

Total debt, net	10,398.5	10,610.2	10,429.5
Total unitholders’ capital	4,126.5	4,164.8	4,345.5

Total capitalization	$14,525.0	$14,775.0	$14,775.0

(1)	In connection with the reduction in Berry’s borrowing base in May 2015, LINN Energy made a contribution to Berry of $250 million, which was posted as restricted cash with Berry’s lenders. Berry deposited the $250 million in a security account with the administrative agent that is subject to a security control agreement. Berry’s ability to withdraw funds from this account is subject to concurrent reduction of the borrowing base under the Berry Credit Facility or lender consent in connection with a redetermination of such borrowing base. The $250 million may be used to satisfy obligations under the Berry Credit Facility or may be returned to LINN Energy in the future if commodity prices improve. This cash is not reflected in the table above in cash and cash equivalents.

PRICE RANGE OF UNITS AND DISTRIBUTIONS

The following presents the range of high and low last reported sale prices per unit, as reported by NASDAQ, for the periods indicated. In addition, distributions declared during each period are presented.

Quarter	Unit Price Range		Cash Distributions Declared Per Unit(1)
	High	Low
2015
April 1 — May 18	$13.94	$11.25	$0.3125
January 1 — March 31	$14.25	$9.22	$0.3125
2014
October 1 — December 31	$29.58	$9.83	$0.725
July 1 — September 30	$32.57	$29.81	$0.725
April 1 — June 30	$32.35	$27.96	$0.725
January 1 — March 31	$33.72	$27.18	$0.725
2013
October 1 — December 31	$31.80	$26.01	$0.725
July 1 — September 30	$33.29	$22.79	$0.725
April 1 — June 30	$39.15	$30.52	$0.725
January 1 — March 31	$39.33	$35.93	$0.725

(1)	Distributions are shown in the period in which they were declared but relate to the prior quarter’s performance.

Distributions

Our limited liability company agreement requires us to distribute, at a minimum, all of our available cash to holders of our units, with respect to each quarter, subject to any limitations contained under the Delaware Limited Liability Company Act. “Available cash” is defined in our limited liability company agreement, and it generally means all cash on hand at the end of a quarter plus working capital borrowings less any cash reserves established by our Board of Directors to (i) provide for the proper conduct of our business (including reserves for future capital expenditures, including drilling, acquisitions and anticipated future credit needs), (ii) comply with applicable law or any of our agreements or obligations or (iii) to provide funds for distributions over any one or more of the next four quarters.

Working capital borrowings are borrowings that will be made under the Amended Credit Facility and the Berry Credit Facility (there is currently less than $1 million of available borrowing capacity under the Berry Credit Facility) and in all cases are used solely for working capital purposes or to pay distributions to unitholders. We are prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default is existing, under either the Amended Credit Facility and the Berry Credit Facility.

We pay distributions on our units to unitholders of record on the applicable record date with respect to each quarter either (i) within 45 days after March 31, June 30, September 30 and December 31, or (ii) in three equal installments within 15, 45 and 75 days following the end of each such quarter.

MATERIAL TAX CONSEQUENCES

The tax consequences to you of an investment in our units will depend in part on your own tax circumstances. Please read “Material Tax Consequences” in the accompanying prospectus for a discussion of the principal U.S. federal income tax considerations associated with our operations and the purchase, ownership and disposition of our units. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Raymond James & Associates, Inc., Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective number of units appearing opposite their names below:

Underwriter	Number of Units
Raymond James & Associates, Inc.	2,136,000
Barclays Capital Inc.	1,720,000
Citigroup Global Markets Inc.	1,720,000
Credit Suisse Securities (USA) LLC	1,720,000
J.P. Morgan Securities LLC	1,720,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,720,000
Morgan Stanley & Co. LLC	1,720,000
RBC Capital Markets, LLC	1,720,000
Stifel, Nicolaus & Company, Incorporated	640,000
Robert W. Baird & Co. Incorporated	400,000
Scotia Capital (USA) Inc.	240,000
Janney Montgomery Scott LLC	160,000
Ladenburg Thalmann & Co. Inc.	160,000
MLV & Co. LLC	160,000
BBVA Securities Inc.	16,000
CIBC World Markets Corp.	16,000
Drexel Hamilton, LLC	16,000
ING Financial Markets LLC	16,000

Total	16,000,000

All of the units to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The units are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to purchase all the units offered by this prospectus supplement if any are purchased, other than those units covered by the option to purchase additional units described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Option to Purchase Additional Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to an additional 2,400,000 units from us at the initial public offering price less the underwriting discounts, as set forth on the cover page of this prospectus supplement. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional units in proportion to their respective commitments set forth in the prior table.

Discounts

The units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession of not more than $0.28 per unit. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table summarizes the underwriting discounts and the proceeds, before expenses, payable to us, both on a per unit basis and in total, assuming either no exercise or full exercise by the underwriters of their option to purchase additional units:

		Total
	Per Unit	Without Option	With Option
Public offering price	$11.79	$188,640,000	$216,936,000
Underwriting discounts	$0.47	$7,545,600	$8,677,440
Proceeds, before expenses, to us	$11.32	$181,094,400	$208,258,560

We estimate that the expenses of this offering payable by us, not including underwriting discounts, will be approximately $380,000.

Indemnification of Underwriters

The underwriting agreement provides that we will indemnify the several underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We and all of our directors and executive officers have agreed, subject to certain exceptions, that, without the prior written consent of Raymond James & Associates, Inc., we and they will not, during the period beginning on and including the date of this prospectus supplement through and including the date that is the 30 days after the date of this prospectus supplement, directly or indirectly:

•	issue (in the case of us), offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any units (including, without limitation, units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for units,

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the units,

•	make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any units or securities convertible, exercisable or exchangeable into units or any of our other securities, or

•	publicly disclose the intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of units to the underwriters;

•	the vesting or issuance of restricted units under our long-term incentive plan or the exercise of unit options issued under our long-term incentive plan; or

•	net exercises of options to purchase units under our long-term incentive plan and withholding of units to pay income taxes upon the vesting of restricted units.

Raymond James & Associates, Inc. may, in its sole discretion and at any time or from time to time, release all or any portion of the units or other securities subject to the lock-up agreements. Any determination to release any units or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the units, the liquidity of the trading market for the units, general market conditions, the number of units or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

Electronic Distribution

This prospectus supplement and the registration statement of which this prospectus supplement forms a part may be made available in electronic format on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of units for sale to their online brokerage account holders. The units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, units may be sold by the underwriters to securities dealers who resell units to online brokerage account holders.

Other than the information set forth in this prospectus supplement and the registration statement of which this prospectus supplement forms a part, information contained in any website maintained by an underwriter is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase units. The underwriters are not responsible for information contained in websites that they do not maintain.

Listing on The NASDAQ Global Select Market

Our units trade on The NASDAQ Global Select Market under the symbol “LINE.”

Stabilization

In order to facilitate this offering of our units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our units. Specifically, the underwriters may sell more units than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of units available for purchase by the underwriters under their option to purchase additional units. The underwriters may close out a covered short sale by exercising their option to purchase additional units or purchasing units in the open market. In determining the source of units to close out a covered short sale, the underwriters may consider, among other things, the market price of units compared to the price payable under their option to purchase additional units. The underwriters may also sell units in excess of the number of units available under their option to purchase additional units, creating a naked short position. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, units in the open market to stabilize the price of our units, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing units in this offering if the underwriting syndicate repurchases previously distributed units to cover syndicate short positions or to stabilize the price of the units. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased units sold by or for the account of such underwriter in stabilizing or short covering transactions.

The foregoing transactions, if commenced, may raise or maintain the market price of our units above independent market levels or prevent or retard a decline in the market price of the units.

The foregoing transactions, if commenced, may be effected on The NASDAQ Global Select Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our units.

Passive Market Making

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the units on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) during the period before the commencement of offers or sales of units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Relationships and Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other financial services to us and our affiliates for which they have received, and may in the future receive, customary fees. Additionally, certain of the underwriters and their affiliates have engaged, and may from time to time in the future engage, in transactions with us in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Affiliates of certain of the underwriters are lenders under our Amended Credit Facility and, accordingly, will receive substantially all of the net proceeds from this offering. In addition, affiliates of certain underwriters serve additional roles under our credit facilities, such as administrative agent, bookrunner, lead arranger, documentation agent and syndication agent, for which they have received customary fees and reimbursement of expenses. Additionally, affiliates of certain of the underwriters are counterparties to certain of our hedging transactions. Pursuant to our credit agreements, we have agreed to indemnify the lenders and agents under such agreements against a variety of liabilities and to reimburse certain expenses.

Because the units offered hereby are interests in a “direct participation program” (as defined in Rule 2310 of the Financial Industry Regulatory Authority, Inc., or FINRA), this offering is not required to comply with the requirements of FINRA Rule 5121. Among other things, this means that no “qualified independent underwriter” is required to be appointed in connection with the offering, even if offering proceeds in excess of 5% are directed to an underwriter and its affiliates in connection with repayment under our Amended Credit Facility or otherwise. This offering, however, will be conducted in compliance with FINRA Rule 2310, which relates to offerings of securities by direct participation programs and contains certain requirements with respect to suitability and other matters.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus supplement or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and none of this prospectus supplement or any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Notice to Prospective Investors in Hong Kong

The units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of units may not be circulated or distributed, nor may the units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the units pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the units offered hereby will be passed upon for us by Baker Botts L.L.P., Houston, Texas. The validity of the units offered hereby will be passed upon for the underwriters by Simpson Thacher  & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Linn Energy, LLC as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the assets acquired from Devon Energy Corporation for each of the years in the three-year period ended December 31, 2013, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Certain estimates of Linn Energy, LLC’s proved oil and natural gas reserves incorporated by reference herein were based in part upon an engineering report prepared by DeGolyer and MacNaughton, independent petroleum engineers. These estimates are incorporated by reference herein in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and proxy statements with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. We maintain a website at www.linnenergy.com, where we post our SEC filings. The information on or accessible through our website is not a part of this prospectus.

We incorporate by reference information into this prospectus supplement and the accompanying prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement. Any statement in this prospectus supplement or incorporated by reference into this prospectus supplement shall be automatically modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus supplement modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any free writing prospectus is current as of any date other than the dates shown in these documents or that any information we have incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K) on or after the date of this prospectus supplement and until the termination of this offering. These reports contain important information about us, our financial condition and our results of operations.

•	Our Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 19, 2015;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on April 29, 2015; and

•	Our Current Reports on Form 8-K filed February 19, 2015, February 20, 2015, April 23, 2015 and May 15, 2015.

You may request a copy of our filings, at no cost, by writing or telephoning us at the following address or phone number:

Linn Energy, LLC

Investor Relations

600 Travis, Suite 4900

Houston, Texas 77002

(281) 840-4000

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus supplement and the accompanying prospectus.

The information contained in this document herein speaks only as of the date indicated on the cover of this document unless the information specifically indicates that another date applies.

PROSPECTUS

Linn Energy, LLC

Linn Energy Finance Corp.

Units Representing Limited Liability Company Interests

Debt Securities

Guarantees of Debt Securities

This prospectus provides you with a general description of the securities that we may offer. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that describes those securities. We will provide specific terms of the offering and sale of these securities in supplements to this prospectus. These terms will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, risk factors and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any prospectus supplement before you invest.

Linn Energy, LLC may offer and sell from time to time units representing limited liability company interests under this prospectus, Linn Energy, LLC and Linn Energy Finance Corp. may offer and sell from time to time debt securities under this prospectus, and the subsidiary guarantors may offer and sell from time to time guarantees of debt securities issued by Linn Energy, LLC and Linn Energy Finance Corp. under this prospectus. We may offer and sell these securities through one or more underwriters, dealers and agents, through underwriting syndicates managed or co-managed by one or more underwriters or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering.

Our units are traded on The NASDAQ Global Select Market, or NASDAQ, under the symbol “LINE.”

Investing in our securities involves risk. Limited liability companies are inherently different from corporations. You should carefully consider the risk factors on page 2 of this prospectus and in the applicable prospectus supplement or any of the documents we incorporate by reference before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 4, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the U.S. Securities and Exchange Commission (“SEC”). By using a shelf registration statement, we may sell from time to time in one or more offerings any combination of the securities described in this prospectus. For further information about the securities and us, you should refer to our registration statement and its exhibits. The registration statement can be obtained from the SEC as described below under the heading “Where You Can Find More Information.” Throughout this prospectus, when we use the terms “we,” “us,” “our,” or like terms, we are referring to Linn Energy, LLC and its consolidated subsidiaries, unless the context otherwise requires.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains more specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information included in our reports, proxy statements and other information filed with the SEC. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

You should rely only on information contained or incorporated by reference in this prospectus and any applicable prospectus supplement, any written communications from us or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference into this prospectus, any prospectus supplement or any free writing prospectus we may authorize to be delivered to you is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any reports, statements or other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Room of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

We incorporate by reference information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K) on or after the date of this prospectus and until the termination of this offering. These reports contain important information about us, our financial condition and our results of operations.

•	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 27, 2014;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014, filed on May 1, 2014, and for the quarter ended June 30, 2014, filed on August 7, 2014;

•	Part II, Item 8 of the Annual Report on Form 10-K of Berry Petroleum Company for the year ended December 31, 2012, filed on February 28, 2013;

•	Part I of the Quarterly Report on Form 10-Q of Berry Petroleum Company for the quarter ended September 30, 2013, filed on October 24, 2013;

•	Our Current Reports on Form 8-K filed on March 24, 2014, April 1, 2014, April 23, 2014, May 22, 2014, July 1, 2014 and September 2, 2014;

•	Our Current Report on Form 8-K/A filed on February 25, 2014; and

•	The description of our units contained in our registration statement on Form 8-A, filed on January 12, 2006.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Linn Energy, LLC

Investor Relations

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

We also make available free of charge on our internet website at http://www.linnenergy.com our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;

•	acquisition strategy;

•	financial strategy;

•	effects of the pending SEC inquiry and other legal proceedings;

•	ability to maintain or grow distributions;

•	drilling locations;

•	oil, natural gas and natural gas liquid (“NGL”) reserves;

•	realized oil, natural gas and NGL prices;

•	production volumes;

•	capital expenditures;

•	economic and competitive advantages;

•	credit and capital market conditions;

•	regulatory changes;

•	lease operating expenses, general and administrative expenses and development costs;

•	future operating results, including results of acquired properties;

•	plans, objectives, expectations and intentions; and

•	integration of acquired businesses and operations, which may take longer than anticipated, may be more costly than anticipated as a result of unexpected factors or events and may have an unanticipated adverse effect on our business.

All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Summary,” “Risk Factors,” and other sections of this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus and the documents incorporated herein by reference are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. We caution all readers that the forward-looking statements contained in this prospectus and the documents incorporated herein by reference are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking statements or events will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in this prospectus or any prospectus supplement and in the reports and other information we file with the SEC, including those set forth under Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014. These forward-looking statements speak only as of the date made, and other than as required by law, we undertake no obligations to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

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LINN ENERGY, LLC

We are a publicly traded, independent oil and natural gas company focused on the development and acquisition of long-life oil and natural gas properties, which complement our asset profile in various producing basins within the U.S. Our properties are currently located in eight operating regions in the U.S.:

•	Mid-Continent, which includes properties in Oklahoma and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays);

•	Rockies, which includes properties located in Wyoming (Green River, Washakie and Powder River Basins), Utah (Uinta Basin), North Dakota (Williston Basin) and Colorado (Piceance Basin);

•	Permian Basin, which includes areas in west Texas and southeast New Mexico;

•	California, which includes the San Joaquin Valley Basin and the Los Angeles Basin;

•	Hugoton Basin, which includes properties located primarily in Kansas, the Oklahoma Panhandle and the Shallow Texas Panhandle;

•	Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois;

•	East Texas/Louisiana; and

•	South Texas.

Our total proved reserves at December 31, 2013 were approximately 6,403 Bcfe, of which approximately 34% were oil, 47% were natural gas and 19% were NGL. Approximately 68% were classified as proved developed, with a total standardized measure of discounted future net cash flows of approximately $11.9 billion. At December 31, 2013, we operated 14,594 or 74% of our 19,810 gross productive wells and had an average proved reserve-life index of approximately 16 years, based on our total proved reserves at December 31, 2013 and annualized production for the three months ended December 31, 2013, including full fourth quarter 2013 Berry Petroleum Company production.

Our principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002, and our phone number is (281) 840-4000.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider all of the information contained in this prospectus, the applicable prospectus supplement and the documents incorporated by reference and provided under “Where You Can Find More Information,” including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. This prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks described in this prospectus, in the applicable prospectus supplement and in the documents incorporated by reference. If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations or cash flow could be affected materially and adversely. In that case, our ability to make distributions to our unitholders may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratios of earnings to fixed charges for us for each of the periods indicated.

	Six Months Ended June 30, 2014	Fiscal Year Ended December 31,
		2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges(1)(2)	—	—	—	2.69	—	—

(1)	Earnings included in this calculation consist of (i) earnings from continuing operations before tax or equity method earnings or losses, minus (ii) capitalized interest, plus (iii) fixed charges and (iv) distributed income of equity investees. Fixed charges included in this calculation consist of (i) interest and debt expenses, plus (ii) capitalized interest and (iii) an estimate of the interest component of rent expenses.
(2)	Earnings for the six months ended June 30, 2014, were insufficient to cover fixed charges by approximately $291 million, primarily due to losses of approximately $612 million associated with changes in fair value on unsettled derivative contracts. Earnings for the year ended December 31, 2013, were insufficient to cover fixed charges by approximately $696 million, primarily due to noncash impairment charges of approximately $791 million associated with proved oil and natural gas properties in the Granite Wash formation related to asset performance resulting in reserve revisions and a decline in commodity prices as well as approximately $37 million associated with the write-down of the carrying value of the Panther Operated Cleveland Properties sold in May 2013. Earnings for the year ended December 31, 2012, were insufficient to cover fixed charges by approximately $386 million, primarily due to noncash impairment charges of approximately $422 million associated with proved oil and natural gas properties related to the SEC five-year development limitation on PUDs and a decline in commodity prices and losses of approximately $278 million associated with changes in fair value on unsettled derivative contracts. Earnings for the years ended December 31, 2010, and December 31, 2009, were insufficient to cover fixed charges by approximately $110 million and $300 million, respectively, primarily due to losses of approximately $232 million and $591 million, respectively, associated with changes in fair value on unsettled derivative contracts.

USE OF PROCEEDS

Unless we specify otherwise in an accompanying prospectus supplement, we intend to use the net proceeds we receive from the sale of securities offered by this prospectus and the accompanying prospectus supplement for the repayment of debt and for general corporate purposes. General corporate purposes may include additions to working capital, development and exploration expenditures or the financing of acquisitions of oil and natural gas properties and related assets.

The net proceeds may be invested temporarily until they are used for their stated purpose.

DESCRIPTION OF THE UNITS

The units represent limited liability company interests in us. The holders of units are entitled to participate in distributions and exercise the rights or privileges available to unitholders under our limited liability company agreement. As of July 31, 2014, we had 331,729,246 units outstanding. No other member interests are outstanding.

Our Cash Distribution Policy

Our limited liability company agreement requires us to distribute, at a minimum, all of our available cash to holders of our units, with respect to each quarter, subject to any limitations contained under the Delaware Limited Liability Company Act. “Available cash” is defined in our limited liability company agreement, and it generally means all cash on hand at the end of a quarter plus working capital borrowings less any cash reserves established by the Company’s Board of Directors to (i) provide for the proper conduct of the Company’s business (including reserves for future capital expenditures, including drilling, acquisitions and anticipated future credit needs), (ii) comply with applicable law or any of the Company’s agreements or obligations or (iii) to provide funds for distributions over any one or more of the next four quarters.

Working capital borrowings are borrowings that will be made under our credit facilities and in all cases are used solely for working capital purposes or to pay distributions to unitholders. We are prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default is existing, under our credit facilities.

Timing of Distributions

We pay distributions on our units with respect to each quarter to unitholders of record on the applicable record date either (i) within 45 days after March 31, June 30, September 30 and December 31, or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter.

Issuance of Additional Units

Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and rights to buy securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our distributions of available cash. In addition, the issuance of additional units or other equity securities may dilute the value of the interests of the then-existing holders of units in our net assets. In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our board of directors, may have special voting rights to which the units are not entitled. The holders of units will not have preemptive rights to acquire additional units or other securities.

Voting Rights

Unitholders have the right to vote with respect to the election of our board of directors, certain amendments to our limited liability company agreement, the merger of our company or the sale of all or substantially all of our assets, and the dissolution of our company.

Exchange Listing

Our units are traded on The NASDAQ Global Select Market under the symbol “LINE.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company is our transfer agent and will serve as registrar and transfer agent for the units. We pay all fees charged by the transfer agent for transfers of units, except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a unit; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Units

By transfer of units in accordance with our limited liability company agreement, each transferee of units shall be admitted as a unitholder with respect to the units transferred when such transfer and admission is reflected on our books and records with or without execution of our limited liability company agreement. Additionally, each transferee of units:

•	becomes the record holder of the units;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed our limited liability company agreement;

•	represents that the transferee has the capacity, power and authority to enter into the limited liability company agreement;

•	grants powers of attorney to our officers and any liquidator of our company as specified in the limited liability company agreement;

•	makes the consents and waivers contained in our limited liability company agreement; and

•	will become a unitholder of our company for the transferred units upon the recording of the name of the transferee on our books and records.

Until a unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Our Limited Liability Company Agreement

The following is a summary of the material provisions of our limited liability company agreement.

We summarize the following provisions of our limited liability company agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “— Our Cash Distribution Policy” and “— Timing of Distributions”;

•	with regard to the transfer of units, please read “— Transfer of Units”;

•	with regard to issuance of additional units, please read “— Issuance of Additional Units”;

•	with regard to our limited call right with respect to the units, please read “— Limited Call Right”; and

•	with regard to allocations of taxable income and taxable loss, please read “— Material Tax Consequences.”

Organization

Linn Energy, LLC was organized in April 2005 and will remain in existence unless and until dissolved in accordance with our limited liability company agreement.

Purpose

Under our limited liability company agreement, we are permitted to engage, directly or indirectly, in any activity that our board of directors approves and that a limited liability company organized under Delaware law lawfully may conduct; provided, that our board of directors shall not cause us to engage, directly or indirectly, in any business activities that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our board of directors has the ability to cause us and our operating subsidiaries to engage in activities other than the exploration, development and production of oil and natural gas reserves, our board of directors has no current plans to do so. Our board of directors is authorized in general to perform all acts it deems to be necessary or appropriate to carry out our purposes and to conduct our business.

Fiduciary Duties

Our limited liability company agreement provides that our business and affairs shall be managed under the direction of our board of directors, which shall have the power to appoint our officers. Our limited liability company agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the General Corporation Law of the State of Delaware, or DGCL. Finally, our limited liability company agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to our limited liability company and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively.

Our limited liability company agreement permits affiliates of our directors to invest or engage in other business interests or activities in preference to or to the exclusion of our company and to engage in business interests that directly compete with our company, provided that the affiliate does not engage in such competing businesses as a result of or using confidential information provided by or on behalf of our company to such director. Additionally, our directors do not have any contractual obligation or express or implied legal duty to present business opportunities to our company that become available to their affiliates, and neither we nor any of our subsidiaries or members have any rights in any business ventures of a director.

In addition, our limited liability company agreement establishes a conflicts committee of our board of directors, consisting solely of independent directors, which will be authorized to review transactions involving potential conflicts of interest. If the conflicts committee approves such a transaction, or if a transaction is on terms generally available from third parties or an action is taken that is fair and reasonable to us, you will not be able to assert that such approval constituted a breach of fiduciary duties owed to you by our directors and officers.

Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney

By purchasing a unit in us, you will be admitted as a unitholder of our company and will be deemed to have agreed to be bound by the terms of our limited liability company agreement. Pursuant to this agreement, each unitholder and each person who acquires a unit from a unitholder grants to each of our Chief Executive Officer, our President and our Secretary (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants each of our Chief Executive Officer, our President and our Secretary (and, if appointed, a liquidator) the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our limited liability company agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Limited Liability

Unlawful Distributions. The Delaware Limited Liability Company Act, or Delaware Act, provides that a unitholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the company for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, a limited liability company may not make a distribution to a unitholder if, after the distribution, all liabilities of the company, other than liabilities to unitholders with respect to their membership interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware Act, an assignee who becomes a substituted unitholder of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time he became a unitholder and that could not be ascertained from the limited liability company agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business. Our subsidiaries currently conduct business operations or own assets in the states of Arkansas, California, Colorado, Illinois, Indiana, Kansas, Louisiana, Michigan, Mississippi, Montana, New Mexico, North Dakota, Oklahoma, Pennsylvania, South Dakota, Texas, Utah and Wyoming. Our subsidiaries may conduct business or own assets in other states, and maintenance of limited liability for us, as a member of our operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of unitholders for the obligations of a limited liability company have not been clearly established in many jurisdictions. We operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our unitholders.

Voting Rights

The following matters require the unitholder vote specified below:

Election of members of the board of directors	Our limited liability company agreement provides that we will have a board of not less than three and no more than eleven members. Holders of our units, voting together as a single class, will elect our directors. Please read “— Election of Members of Our Board of Directors.”

Issuance of additional units	No approval right.

Amendment of our limited liability company agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of Our Limited Liability Company Agreement.”

Merger of our company or the sale of all or substantially all of our assets	Unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our company	Unit majority. Please read “— Termination and Dissolution.”

Matters requiring the approval of a “unit majority” require the approval of a majority of the outstanding units.

Election of Members of Our Board of Directors

Members of our board of directors are elected by our unitholders and are subject to re-election on an annual basis at our annual meeting of unitholders.

Removal of Members of Our Board of Directors

Any director may be removed, with or without cause, by the holders of a majority of the outstanding units then entitled to vote at an election of directors.

Amendment of Our Limited Liability Company Agreement

General. Amendments to our limited liability company agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment, other than the amendments discussed below, our board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our unitholders to consider and vote upon the proposed amendment. Except as our limited liability company agreement provides, an amendment must be approved by a unit majority.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected;

•	provide that we are not dissolved upon an election to dissolve our company by our board of directors that is approved by a unit majority;

•	change our term of existence; or

•	give any person the right to dissolve our company other than our board of directors’ right to dissolve our company with the approval of a unit majority.

The provision of our limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding units, voting together as a single class.

No Unitholder Approval. Our board of directors may generally make amendments to our limited liability company agreement without the approval of any unitholder or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of members in accordance with our limited liability company agreement;

•	the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•	a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that neither we, our operating subsidiaries nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;

•	any amendment expressly permitted in our limited liability company agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our limited liability company agreement;

•	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our limited liability company agreement;

•	a change in our fiscal year or taxable year and related changes;

•	a merger, conversion or conveyance effected in accordance with the limited liability company agreement; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make amendments to our limited liability company agreement without the approval of any unitholder or assignee if our board of directors determines that those amendments:

•	do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our unitholders;

•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our limited liability company agreement; or

•	are required to effect the intent expressed in the registration statement filed by us in connection with our initial public offering or the intent of the provisions of our limited liability company agreement or are otherwise contemplated by our limited liability company agreement.

Opinion of Counsel and Unitholder Approval. Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our unitholders or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to our limited liability company agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder of our company.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Limited Call Right

If at any time any person owns more than 90% of the then-issued and outstanding membership interests of any class, such person will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by our management, on at least 10 but not more than 60 days’ notice. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or

•	the closing market price as of the date three days before the date the notice is mailed.

As a result of this limited call right, a holder of membership interests in our company may have his membership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Units.”

Merger, Sale or Other Disposition of Assets

Our board of directors is generally prohibited, without the prior approval of the holders of a unit majority from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our board of directors may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.

If the conditions specified in the limited liability company agreement are satisfied, our board of directors may merge us or any of its subsidiaries into, or convey all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a company until terminated under our limited liability company agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by the holders of a unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of our company and our subsidiaries; or (3) the entry of a decree of judicial dissolution of our company.

Liquidation and Distribution of Proceeds

Upon our dissolution, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that the liquidator deems necessary or desirable in its judgment, sell or otherwise dispose of our assets. The liquidator will first apply the proceeds of liquidation to the payment of our creditors and then distribute any remaining proceeds to the unitholders in accordance with, and to the extent of, the positive balances in their respective capital accounts in their units, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to our unitholders.

Anti-Takeover Provisions

Our limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of our company without the approval of our board of directors. Specifically, our limited liability company agreement provides that we will elect to have Section 203 of the DGCL apply to transactions in which an interested unitholder (as described below) seeks to enter into a merger or business combination with us. Under this provision, such a holder will not be permitted to enter into a merger or business combination with us unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the unitholder’s becoming an interested unitholder;

•	upon consummation of the transaction that resulted in the unitholder’s becoming an interested unitholder, the interested unitholder owned at least 85% of our outstanding units at the time the transaction commenced, excluding for purposes of determining the number of units outstanding those units owned:

•	by persons who are directors and also officers; and

•	by employee unit plans in which employee participants do not have the right to determine confidentially whether units held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our unitholders, and not by written consent, by the affirmative vote of at least a majority of our outstanding voting units that are not owned by the interested unitholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested unitholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested unitholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any units of the company to the interested unitholder;

•	any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested unitholder; or

•	the receipt by the interested unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

In general, by reference to Section 203, an “interested unitholder” is any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding voting units of the company and any entity or person affiliated with or controlling or controlled by such entity or person.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for units held by unitholders.

Meetings; Voting

All notices of meetings of unitholders shall be sent or otherwise given in accordance with Section 11.4 of our limited liability company agreement not less than 10 nor more than 60 calendar days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of unitholders.

Any action required or permitted to be taken by our unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such unitholders.

Meetings of the unitholders may only be called by a majority of our board of directors. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional units having special voting rights could be issued. Please read “— Issuance of Additional Units.” Units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our limited liability company agreement will be delivered to the record holder by us or by the transfer agent.

Non-Citizen Assignees; Redemption

If we or any of our subsidiaries are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our board of directors, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any unitholder or assignee, we may redeem, upon 30 days’ advance notice, the units held by the unitholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of directors may require each unitholder or assignee to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of directors determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted unitholder, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation, but is entitled to a cash equivalent thereof.

Exculpation and Indemnification

Notwithstanding any express or implied provision of our limited liability company agreement, or any other legal duty or obligation, none of our officers, directors or affiliates will be liable to our company, our affiliates or any other person for breach of fiduciary duty, except for a breach of the duty of loyalty to us or our members, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or for any transaction from which a director derived an improper personal benefit. Additionally, our directors will not be responsible for any misconduct or negligence on the part of an agent appointed by our board of directors in good faith.

Under the terms of our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by law, from and against all losses, expenses (including attorneys’ fees), judgments, fines, penalties, interest, settlement amounts, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of our company or any of our affiliates. However, such directors, officers and persons are only entitled to indemnification if they acted in good faith and in a manner reasonably believed to be in (or not opposed to) our best interests and, with respect to any criminal proceeding or action, had no reasonable cause to believe that such conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not itself create a presumption that such good faith and reasonable belief standards were not met. Additionally, we may indemnify any person who is or was an employee (other than an officer) or agent of our company who is a party to a threatened, pending or completed action, suit or proceeding, to the extent permitted by law and authorized by our board of directors.

Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by directors, officers and other persons in connection with our activities or their activities on our behalf, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we also furnish or make available summary financial information within 90 days after the close of each quarter.

We furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of unitholders can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right To Inspect Our Books and Records

Our limited liability company agreement provides that a unitholder can, for a purpose reasonably related to his interest as a unitholder, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each unitholder;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each unitholder and the date on which each became a unitholder;

•	copies of our limited liability company agreement, certificate of formation, related amendments and powers of attorney under which such documents have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from our unitholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our best interests, information that could damage our company or our business, or information that we are required by law, by the rules of any national securities exchange on which our securities are listed or by agreements with a third party to keep confidential.

DESCRIPTION OF DEBT SECURITIES

Linn Energy, LLC may issue debt securities in one or more series, Linn Energy Finance Corp. may be a co-issuer of one or more series of debt securities, and the subsidiary guarantors may be guarantors of one or more series of debt securities issued by Linn Energy, LLC and Linn Energy Finance Corp. Linn Energy Finance Corp. is an entity incorporated under the laws of the State of Delaware in June 2008, is wholly-owned by Linn Energy, LLC, and has no material assets or any liabilities other than as a co-issuer of debt securities. Linn Energy Finance Corp. may not engage in any business not related directly or indirectly to obtaining money or arranging financing for us or our restricted subsidiaries. When used in this section “Description of the Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Linn Energy, LLC and Linn Energy Finance Corp.

We will include in a supplement to this prospectus the specific terms of each series of debt securities being offered, including the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our units or other debt securities, whether the debt securities will be co-issued by Linn Energy Finance Corp. and whether the debt securities will be guaranteed by any of our subsidiaries. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of senior indenture and a form of subordinated indenture are filed as exhibits to the registration statement of which this prospectus is a part. Additionally, debt securities may be issued under existing indentures filed as exhibits to the registration statement of which this prospectus is a part.

The senior debt securities will rank equally in right of payment with any of our other unsecured senior and unsubordinated debt. The senior debt securities will be effectively subordinated to, and thus have a junior position to, our secured debt with respect to the assets securing that debt and will be structurally subordinated to all existing and future liabilities of any of our subsidiaries that do not guarantee such senior debt securities. The subordinated debt securities will be subordinate and junior in right of payment to any senior indebtedness. Unless otherwise indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

MATERIAL TAX CONSEQUENCES

This section is a summary of the material federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Linn Energy, LLC and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, partnerships and entities treated like partnerships for federal income tax purposes, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, real estate investment trusts, employee benefit plans or mutual funds, among others. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, we urge each prospective unitholder to consult his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.

All statements as to matters of federal income tax law and legal conclusions with respect to federal income tax law, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P. and are based on the accuracy and completeness of the representations made by us. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (“IRS”) or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (Please read “— Disposition of Units — Allocations Between Transferors and Transferees”); (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (Please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”); and (4) whether our use of simplifying conventions for making adjustments to “book” basis and relevant allocations is permitted by existing Treasury Regulations (Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Uniformity of Units”).

Partnership Status

Except as discussed in the following paragraph, a limited liability company that has more than one member and that has not elected to be treated as a corporation is treated as a partnership and each member a partner for federal income tax purposes, and therefore, is not a taxable entity and incurs no federal income tax liability. Instead, each member is required to take into account his share of items of income, gain, loss and deduction of us in computing his federal income tax liability, regardless of whether cash distributions are made to him by us. Pursuant to Code Section 731, distributions by us to a unitholder are generally not taxable unless the amount of cash distributed is in excess of the unitholder’s adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation and marketing of natural resources, including crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

Baker Botts L.L.P. is of the opinion that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our principal operating subsidiary, Linn Energy Holdings, LLC (the “Operating Company”), will be disregarded as an entity separate from us for federal income tax purposes. No ruling has been or will be sought from the IRS and the IRS has made no determination as to our classification as a partnership for federal income tax purposes. Instead, we will rely on the opinion of Baker Botts L.L.P.

In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by us. The representations made by us upon which Baker Botts L.L.P. has relied are:

•	neither we nor the Operating Company has elected or will elect to be treated as a corporation; and

•	for each taxable year since our inception, more than 90% of our gross income will be income that Baker Botts L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, pursuant to Code Section 301, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units, or taxable gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Baker Botts L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Unitholder Status

Unitholders who become members of Linn Energy, LLC will be treated as partners of Linn Energy, LLC for federal income tax purposes. Also:

•	assignees who are awaiting admission as members, and

•	unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of Linn Energy, LLC for federal income tax purposes.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Linn Energy, LLC for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income

We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Please read “— Tax Treatment of Operations — Taxable Year and Accounting Method.”

Treatment of Distributions

Pursuant to Code Section 731, distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in his units generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “— Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no unitholder bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, Section 465 of the Code requires the recapture of any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities under Section 752 of the Code, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including recapture of intangible development costs and depletion and depreciation deductions, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Units

A unitholder’s initial tax basis for his units will be determined under Sections 722, 742 and 752 of the Code and will generally equal the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased under Section 705 of the Code by his share of our income and by any increases in his share of our nonrecourse liabilities and will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the underlying producing properties, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of our non-recourse liabilities will generally be based on his share of profits. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

Under Section 704 of the Code, the deduction by a unitholder of his share of our losses generally will be limited to the tax basis in his units. However, percentage depletion deductions in excess of basis are not subject to the tax basis limitation.

In addition, under Section 465 of the Code, in the case of an individual unitholder or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations), the unitholder’s deduction for his share of our losses is limited to the amount for which the unitholder is considered to be “at-risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at-risk or basis limitations is no longer utilizable.

In general, a unitholder will be at-risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar agreement, and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities. Moreover, a unitholder’s at-risk amount will decrease by the amount of the unitholder’s depletion deductions and will increase to the extent of the amount by which the unitholder’s percentage depletion deductions with respect to our property exceed the unitholder’s share of the tax basis of that property.

The at-risk limitation applies on an activity-by-activity basis, and in the case of natural gas and oil properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or natural gas property is generally required to be treated separately so that a loss from any one property would be limited to the at-risk amount for that property and not the at-risk amount for all the taxpayer’s natural gas and oil properties. It is uncertain how this rule is implemented in the case of multiple natural gas and oil properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or natural gas properties we own in computing a unitholder’s at-risk limitation with respect to us. If a unitholder must compute his at-risk amount separately with respect to each oil or natural gas property we own, he may not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at-risk amount with respect to his units as a whole.

The passive loss limitations of Section 469 of the Code generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary or active business income. If we dispose of all or only a part of our interest in an oil or natural gas property, unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Notwithstanding whether a natural gas and oil property is a separate activity, passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

Section 163 of the Code generally limits the deductibility of a non-corporate taxpayer’s “investment interest” expense to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include capital gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated in Notice 88-75, 1988-2 C.B. 386 that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the limited liability company agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, under Section 704 of the Code, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us.

For tax purposes, each time we issue units we are required to adjust the “book” basis of all assets held by us immediately prior to the issuance of the new units to their fair market values at the time the new units are issued. We are further required to adjust this book basis by the amount of book depletion, depreciation or amortization we later claim with respect to the asset. Section 704(c) principles set forth in Treasury regulations require that subsequent allocations of depletion, gain, loss and similar items with respect to the asset take into account, among other things, the difference between the “book” and tax basis of the asset. In this context, we use the term “book” as that term is used in Treasury regulations relating to partnership allocations for tax purposes. The “book” value of our property for this purpose may not be the same as the book value of our property for financial reporting purposes.

For example, at the time of an offering by us of units pursuant to this prospectus, a portion of our assets may be depletable property with a “book” basis in excess of its tax basis. In that event, Section 704(c) principles generally will require that depletion with respect to each such property be allocated disproportionately to purchasers of units in that offering and away from unitholders who acquired their units prior to the offering. To the extent these disproportionate allocations do not produce a result to purchasers of units in the offering that is similar to that which would be the case if all of our assets had a tax basis equal to their “book” basis on the date the offering closes, purchasers of units in the offering will be allocated the additional “remedial” tax deductions needed to produce that result as to any asset with respect to which we elect the “remedial method” of taking into account the difference between the “book” and tax basis of the asset. Upon a later issuance of units by us, similar adjustments may be made for the benefit of purchasers of units in the later offering, reducing the net amount of our deductions allocable to the purchaser of units in the earlier offering.

It may not be administratively feasible to make the relevant adjustments to “book” basis and the relevant Section 704(c) allocations separately each time we issue units, particularly in the case of small or frequent unit issuances such as those that may occur pursuant to our equity distribution agreement referenced in our prospectus supplement dated August 23, 2011. If that is the case, we may use simplifying conventions to make those adjustments and allocations, which may include the aggregation of certain issuances of units. Our counsel, Baker Botts L.L.P., is unable to opine as to the validity of such conventions.

In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by unitholders that did not receive the benefit of such deduction. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required under Section 704(c) principles, will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the unitholders in profits and losses;

•	the interest of all the unitholders in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Baker Botts L.L.P. is of the opinion that, with the exception of the issue discussed above with respect to our simplifying conventions and issues described in “— Section 754 Election,” “— Uniformity of Units” and “— Disposition of Units — Allocations Between Transferors and Transferees,” allocations under our limited liability company agreement will be given effect under Section 704 of the Code for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced in the preamble to certain temporary regulations, 53 FR 34488-01, 1988-2 C.B. 346, that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $182,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest United States federal income tax rate applicable to ordinary income for individuals is currently 39.6% and the highest United States federal income tax rate applicable to capital gains of an individual is currently 20% if the asset disposed of was held for more than 12 months at the time of the disposition. Such rates are subject to change by new legislation at any time.

Section 1411 of the Code imposes a 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts. For these purposes, investment income generally includes (a) a unitholder’s allocable share of our income and (b) any gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us, but it will apply to a purchaser of outstanding units from another unitholder. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

The timing of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please read “— Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our units. Please read “— Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Taxable Year and Accounting Method

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year different from our taxable year and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Units — Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of taxable losses discussed above, unitholders will be entitled under Section 611 of the Code to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our natural gas and oil interests. Although Section 613A of the Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the tax basis of the underlying property for depletion and other-purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes.

Percentage depletion is generally available under Section 613 of the Code with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average daily production of domestic crude oil or the natural gas equivalent does not exceed 1,000 Bbls. This depletable amount may be allocated between natural gas and oil production, with six Mcf of domestic natural gas production regarded as equivalent to one Bbl of crude oil. The 1,000-Bbl limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited under Section 613A of the Code to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated under Section 611 of the Code by (1) dividing the unitholder’s share of the tax basis in the underlying mineral property as determined under Section 612 of the Code by the number of mineral units (Bbls of oil and Mcfs of natural gas) remaining as of the beginning of the taxable year and (2) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our natural gas and oil interests or the disposition by the unitholder of some or all of his units may be taxed under Section 1254 of the Code as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

Because depletion is required to be computed separately by each unitholder and not by our company and because the availability of the depletion deduction depends upon the unitholder’s own factual circumstances, no assurance can be given to a particular unitholder with respect to the availability or extent of percentage depletion deductions to such unitholder for any taxable year. We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs

We may elect under Section 263 of the Code to currently deduct intangible drilling and development costs (“IDCs”). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the development and preparation of wells for the production of oil, natural gas or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we may elect to currently deduct IDCs, each unitholder will have the option under Section 59 of the Code of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount will result for alternative minimum tax purposes.

Section 291 of the Code requires integrated oil companies to capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to natural gas and oil wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is defined by reference to Section 613A of the Code as a taxpayer that has economic interests in crude oil deposits and also carries on substantial retailing or refining operations. An oil or natural gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 Bbls of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of natural gas and oil products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the tax basis of the property had the IDC deduction not been taken are recaptured under Section 1254 of the Code to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the “Section 199 deduction,” equal to a specified percentage of our qualified production activities income that is allocated to such unitholder.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at our qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders.

Because the Section 199 deduction is required to be computed separately by each unitholder and its availability is dependent upon each unitholder’s own factual circumstances, no assurance can be given to a particular unitholder as to the availability or extent of the Section 199 deduction to such unitholder. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs

The cost of acquiring natural gas and oil leaseholds or similar property interests is a capital expenditure under Section 263 of the Code that must be recovered through depletion deductions if the lease is productive.

If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted under Section 165 of the Code as an ordinary loss in the year the lease becomes worthless. Please read “— Tax Treatment of Operations — Depletion Deductions.”

Geophysical Costs

The cost of geophysical exploration incurred in connection with the exploration and development of oil and natural gas properties in the United States is generally deducted under Section 167 of the Code ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs

Amounts paid for operating a producing well are deductible under Section 162 of the Code as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. Under Section 704 of the Code, the federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our existing unitholders and such burden prior to any other offering will be borne by our unitholders prior to such other offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules under Section 1245 or Section 1250 of the Code and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized under Section 709 of the Code and cannot be deducted currently, ratably or upon our termination. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

Gain or loss will be recognized under Sections 741 and 1001 of the Code on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, a gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable under Section 741 of the Code as a capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum United States federal income tax rate of 20% (absent new legislation extending or adjusting the current rate). However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depletion, depreciation, and IDC recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Pursuant to Section 1211 of the Code, net capital losses may only be used to offset capital gains in the case of corporations, and in the case of individuals, may offset capital gains and no more than $3,000 of ordinary income.

The IRS ruled in Rev. Rul. 84-53, 1984-1 C.B. 15 that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Section 1259 of the Code can affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract

with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations under Section 706 of the Code that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Existing publicly traded partnerships are entitled to rely on those proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until the final Treasury Regulations are issued. Moreover, our method of proration differs from the proposed Treasury Regulations with respect to allocations of certain items of income and loss.

Accordingly, Baker Botts L.L.P. is unable to opine on the validity of our method of allocating income and deductions between unitholders. We use this method because it is not administratively feasible to make these allocations on a daily basis. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for a particular month may be allocated items of our income, gain, loss and deduction with respect to months during which the unitholder held the units but the unitholder may not be entitled to receive a cash distribution for that period.

Transfer Notification Requirements

A unitholder who sells any of his units, other than through a broker, generally is required by regulations under Section 6050K of the Code to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required under Section 743 of the Code to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties under Section 6723 of the Code. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered under Section 708 of the Code to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. Please read “— Tax Treatment of Operations — Taxable Year and Accounting Method.” A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders may receive two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne indirectly by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced in an Industry Director Communication, LMSB-04-0210-006, a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership will be required to provide only a single Schedule K-1 to a unitholder for the year in which the termination occurs, notwithstanding the two tax years for the partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. Any non-uniformity could have an impact upon the value of our units. The timing of deductions attributable to Section 743(b) adjustments to the common basis of our assets with respect to persons purchasing units from another unitholder may affect the uniformity of our units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” For example, it is possible that we own, or will acquire, certain depreciable assets that are not subject to the typical rules governing depreciation (under Section 168 of the Code) or amortization (under Section 197 of the Code) of assets. Any or all of these factors could cause the timing of a purchaser’s deductions to differ, depending on when the unit he purchased was issued.

Our limited liability company agreement permits us to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depletion, depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Our counsel, Baker Botts L.L.P., is unable to opine as to validity of such filing positions. Under Section 705 of the Code, a unitholder’s basis in units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss.” The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions. We do not believe these allocations will affect any material items of our income, gain, loss or deduction.

In addition, as described above at “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction,” if we aggregate multiple issuances of units for purposes of making adjustments to “book” basis and related tax allocations, we will treat each of our units as having the same capital account balance, regardless of the price actually paid by each purchaser of units in the aggregated offerings. Our counsel, Baker Botts L.L.P., is unable to opine as to validity of such an approach. We do not expect the number of affected units, or the differences between the purchase price of a unit and the initial capital account balance assigned to the unit, to be material, and we do not expect this convention to have a material effect upon the trading of our units.

Tax-Exempt Organizations and Non-U.S. Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax under Section 511 of the Code on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Nonresident aliens and foreign corporations, trusts or estates that own units will be considered under Section 875 of the Code to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net earnings or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made monthly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax under Section 884 of the Code at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

Under Rev. Rul. 91-32, 1991-1 C.B. 107, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities under Section 6221 of the Code for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Pursuant to the limited liability company agreement, our board of directors may designate an officer of our company that is also a member as the Tax Matters Partner, subject to redetermination by our board of directors from time to time. Currently, our Tax Matters Partner is Kolja Rockov, our Executive Vice President and Chief Financial Officer.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

Pursuant to Section 6222 of the Code, a unitholder must file Form 8082 with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the U.S. (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the U.S. (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations, may modify these requirements.

These rules generally will apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “— Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required under Section 6031 of the Code to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required under Section 6031 of the Code to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by Section 6722 of the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed under Section 6662 of the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, or (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Section 482 of the Code is 200% or more (or 50% or less) of the amount determined under Code Section 482 to be the correct amount of such price, or (c) the net Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required pursuant to regulations under Section 6011 of the Code and related provisions to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million in any single year, or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions and potentially greater amounts than described above in “— Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Please read “— Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property or are registered to do business in many states. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions if your income from those jurisdictions falls below the filing and payment requirements, you will be required to file income tax returns and to pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

LEGAL MATTERS

The validity of the securities and the material tax considerations regarding the securities will be passed upon for us by our counsel, Baker Botts L.L.P., Houston, Texas. The validity of certain guarantees with respect to debt securities will be passed upon for us by McAfee & Taft A Professional Corporation, Oklahoma City, Oklahoma. If the securities are being distributed in an underwritten offering, certain legal matters related to the offering of the securities will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Linn Energy, LLC as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the assets acquired from Devon Energy Corporation for each of the years in the three-year period ended December 31, 2013, have been incorporated herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Berry Petroleum Company as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, incorporated in this Prospectus by reference to Berry Petroleum Company’s Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

Certain estimates of proved oil and natural gas reserves of Linn Energy, LLC and Berry Petroleum Company incorporated by reference herein were based in part upon engineering reports prepared by DeGolyer and MacNaughton, independent petroleum engineers. These estimates are incorporated by reference herein in reliance on the authority of such firm as an expert in such matters.

16,000,000 Units

Representing Limited Liability Company Interests

Linn Energy, LLC

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

RAYMOND JAMES

BofA MERRILL LYNCH

BARCLAYS

CITIGROUP

CREDIT SUISSE

J.P. MORGAN

MORGAN STANLEY

RBC CAPITAL MARKETS

STIFEL

BAIRD

SCOTIA HOWARD WEIL

JANNEY MONTGOMERY SCOTT

LADENBURG THALMANN

MLV & CO.

BBVA

CIBC

DREXEL HAMILTON

ING

May 19, 2015